Exhibit 1.8

FOR IMMEDIATE RELEASE

chinadotcom Achieves 103% Y-o-Y Revenue Growth and
First Full Year of US GAAP Profitability

chinadotcom’s Full Year 2003 vs. 2002 Highlights:

•	Revenues increased 103% to US$89.4 million, compared to US$44.0 million in 2002

•	Gross profit increased 154% to US$41.3 million, compared to US$16.2 million in 2002

•	Gross margin increased to 46% from 37% in 2002• Net profit of US$15.5 million in 2003, compared to a net loss of US$18.2 million in 2002 chinadotcom’s Q4 vs. Q3 Results Highlights:

•	Revenues rose 20% to US$29.3 million, compared to US$24.4 million in Q3

•	Gross profits increased 27% to US$15.0 million from US$11.8 million in Q3

•	Gross margin increased to 51% from 48% in Q3

Recent Highlights:

•	The company completed the acquisition of Pivotal Corporation, a NASDAQ-listed customer relationship management (“CRM”) software company.

•	The company continued to make progress on its acquisition of Ross Systems Inc. (“Ross”), a NASDAQ-listed enterprise resource planning (“ERP”) software company. The merger agreement was amended to increase certainty for closing of the transaction, removed the pricing “collar” to better ensure that Ross’ shareholders receive US$19 per share in value and added an all cash option of US$17 per share together with the US$19 per share cash/stock offer. The latest version of the related registration statement/proxy filing was submitted to the US SEC on February 11, 2004.

•	The company reorganized its mobile and portal unit as a wholly owned subsidiary, chinadotcom Mobile Interactive Corporation (“CDC Mobile”).

[Hong Kong, February 26, 2004] chinadotcom corporation (NASDAQ: CHINA; www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced its financial results for the fourth quarter and full year ending December 31, 2003 under US GAAP. 2003 revenues from continuing operations including from acquired entities were US$89.4 million as compared to US$44.0 million in 2002, an increase of 103%. Gross profit in 2003 increased by 154% to US$41.3 million as compared to US$16.2 million in 2002. Gross margin in 2003 was 46% as compared to 37% in 2002. Net profit in 2003 was US$15.5 million as compared to a net loss in 2002 of US$18.2 million. 2003 overall earnings per share was US$0.15 as compared to a loss per share of US$0.18 in 2002.

Q4 2003 revenues from continuing operations rose by 20% to US$29.3 million from US$24.4 million in Q3 2003. For Q4 2003, gross profit in Q4 2003 was US$15.0 million, up 27% from US$11.8 million in Q3 2003 and gross margin was 51%, up from 48% in Q3 2003. As a result of the new acquisitions in 2003, additional employment compensation expense of US$1.2 million and amortization of intangible assets of US$2.3 million were recorded in Q4 2003, resulting in a 71% decrease in operating income to US$0.5 million as compared to US$1.7 million in Q3 2003. As a

FOR IMMEDIATE RELEASE

result, net earnings in Q4 2003 were US$4.0 million, down 34% compared to Q3, and earnings per share decreased quarter over quarter from US$0.06 in Q3 2003 to US$0.04 in Q4 2003.

“This quarter we posted our fifth consecutive US GAAP profit, which reflects improvement in the guided financial metrics of revenues, gross margins and operating cash flows, and the efficiencies gained through the successful integration of our recent acquisitions,” said Chief Financial Officer Daniel Widdicombe. “We will continue executing on those acquisitions that can deliver sustainable high-margin and recurrent revenues while enabling us to achieve our growth strategy in China and internationally.”

The company’s balance sheet at December 31, 2003 showed net cash and cash equivalents of US$342 million and 101.6 million common shares outstanding.

“2003 was a record year for chinadotcom as we posted our first full year of US GAAP profit. The company saw significant improvement in our financial metrics during the year; operations grew and we continued to gain market share,” said CEO Peter Yip. “We have transformed ourselves into a leading, China-based, profitable enterprise software and mobile applications company.”

Yip continued, “We are pleased to have successfully acquired Pivotal. The acquisition marks a milestone in the history of chinadotcom and over the coming year, we will focus our efforts on realizing cost synergies from acquisitions such as Pivotal and driving cross selling opportunities throughout our pending combined customer base of over 3,200 enterprises. I look to 2004 with great enthusiasm as the company drives integration, and builds long term organic revenue growth and profit opportunities in China and internationally.”

Recent developments

During the quarter, the mobile and portal unit was reorganized as a wholly owned subsidiary named chinadotcom Mobile Interactive Corporation (“CDC Mobile”) with plans to register an initial public offering of American Depositary Shares.

In 2003 the company focused on integrating the mobile applications and portal operations into a synergistic unit, CDC Mobile, which provides an established platform for further growth in China’s mobile value-added applications market. CDC Mobile has recently signed definitive agreements make investments in Go2joy and Beijing 17game, which are expected to enable it to further expand its mobile applications business in China and continue to build scale by leveraging upon the subscription base of 5.53 million as at December 31, 2003.

Subsequent to the quarter’s end, the company signed a definitive agreement to make a strategic investment in a profitable Beijing-based online games company, Beijing 17game Network Technology Co. Ltd (“17game”). 17game has an established track record in launching and distributing successful online games into the China market, and is currently operating a highly ranked online game, Droiyan, with over 500,000 paid accounts in the China market. 17game has a well-established distribution network for the games it licenses including Internet cafes, software distributors, bookstores and department stores.

FOR IMMEDIATE RELEASE

The company also signed a definitive agreement to invest in a 100% stake in Go2joy, a leading profitable mobile applications and services provider in China. Go2joy has established partnerships with media companies in China, including an exclusive partnership with Beijing Yang Shi Information Technology Co. Ltd., an interactive media service provider that partners with China’s state-owned national television station on an exclusive basis targeting 1.18 billion TV viewers in China. The exclusive partnership with China’s national state-owned television station provides chinadotcom group with an additional nationwide distribution platform for the distribution of its mobile-related services and products, as well as strengthening and expanding its marketing capabilities through China’s state television network.

In addition, Go2joy offers a unique mobile payment service (“Mobile Wallet”) through an exclusive partnership for Internet-related services with Union Mobile Pay Ltd. (“UMPAY”), a joint venture by China Mobile and China UnionPay Co., Ltd. Mobile Wallet is the official mobile payment platform authorized by China Mobile to handle third party collections of non-mobile related services and also provides a convenient payment gateway for mobile users and innovative payment solutions for merchants. With Mobile Wallet, China Mobile users are able to link up their China Mobile account with their bank account upon registration for the service. Thereafter, users can pay bills or services via their mobile phones and have the payments debited directly from their bank account.

The company notes that although it has executed definitive agreements with each of Go2joy and Beijing 17game and expects to consummate the investments in the first half of 2004, additional related transaction documents and customary closing conditions do exist and there is no assurance that the transactions will be consummated. Closing conditions include further due diligence, board approval and in the case of 17game, the approval of the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

Shortly after the quarter’s end, the company announced the appointment of Mr. Rudy Chan as Chief Executive Officer of CDC Mobile. Mr. Chan resigned his current position as CEO of hongkong.com Corporation (“hongkong.com”), an 81%-owned subsidiary of the company. Also, Mr. Paul Jin Baoqi was appointed General Manager of the company’s portal operations. Mr. Jin was previously Executive Deputy General Manager of Sina (formerly Sina.com) and has solid sales, marketing and business development in both the mobile applications and Internet sectors in China.

“Our mobile portal and mobile applications users are a growing, high-margin revenue stream. We view the sector as one that has tremendous profit opportunities for the company as the region expands beyond SMS and basic wireless content services to advanced platforms, such as CDMA1X and 2.5/3G, which have higher valued MMS, IVR services, WAP and mobile e-mail services readily available, as well as on-line games,” said CEO Yip. “We will aggressively expand our platform in China and to continue to foster new relationships and ventures with next generation carrier-grade mobile technology companies.”

During the quarter the board of directors of chinadotcom board announced the appointment of John Clough as an independent director and member of the company’s audit and executive committees. Mr. Clough is the fourth independent director on the company’s seven director board. The company also continued to augment the strength of its management team through the appointments of Mr.

FOR IMMEDIATE RELEASE

Keith Oliver as Senior Vice President for Finance and Administration and Mr. Roger Allen as the Managing Director of its CDC Outsourcing unit in Australia, Praxa Limited.

“I am delighted with the company’s first full year of US GAAP profitability and very encouraged by the progress made in the enterprise software and mobile applications strategies,” said Raymond Ch’ien, Executive Chairman, “We consider recent independent board director appointments and recent strategic additions in senior management as indicators of our proactive approach towards strengthening the company’s corporate governance and fiscal transparency. We expect 2004 to be a decisive year for the company, and look forward to the future with confidence.”

Conference Call

chinadotcom will hold a conference call to review its full year and fourth quarter 2003 earnings review at 5:30 pm on February 26th, 2004 EST (6:30 am on February 27th, Hong Kong time). Investors can call at that time to: USA Toll Free Number: 1-877-542-7993, US Toll Number: 1-630-395-0021, UK Toll Free Number: 0800-096-7428, AUSTRALIA Toll Free Number: 1-800-750-079, CHINA Toll Free Number: 10800-852-0823, HONG KONG Toll Number: 852-2258-4002, SINGAPORE Toll Free Number: 800-852-3412.

The passcode is Q4 China and the call leader is Peter Yip. Alternatively the conference call can be heard via the Internet at http://www.talkpoint.com/viewer/starthere.asp?pres=105132

For those unable to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com under INVESTOR RELATIONS or via Instant Replay by calling US Toll Number: 1-402-220-1745, US Toll Free Number: 1-800-395-8571, HONG KONG Toll Number: 852-2802-5151 and the passcode for the Instant Replay is 706860.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,400 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 2,300 enterprise customers in China and internationally. The company intends to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe. The acquisition of Ross is subject to Ross’ shareholder approval and certain regulatory approvals. On February 25, 2004, the company completed the acquisition of Pivotal Corporation, a NASDAQ-listed Customer Relationship Management company with clients worldwide based in Vancouver, Canada.

CDC’s Mobile Applications and Portal Operations are focused on rapid growth in the mobile applications market internationally. The Unit offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.53 million as of December 31st, 2003, with direct connectivity with local mobile operators in 27 provinces. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City I and X-City II services. In addition to SMS services, the company also launched IVR services in China. The Unit’s Korean operation develops cutting-edge CDMA-based mobile applications and establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. Beyond China and Korea, the Unit aims to expand its mobile service and applications internationally through partnerships with global mobile applications and technology providers. Recently, chinadotcom reorganized its mobile applications and portal Unit as a wholly owned subsidiary, chinadotcom Mobile Interactive Corporation (“CDC Mobile”).

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by

FOR IMMEDIATE RELEASE

positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements that involve risks and uncertainties, including those relating to the company’s ability to successfully transition its operations to its focus to grow its software business and accomplish its software objectives, sustain its revenues, make progress in its financial results, reduce its cash usage from existing operations, migrate to higher margin services and reach breakeven or profitability. All statements other than statements of historical fact, including those with respect to the company’s goals, plans, prospects and strategies are forward-looking statements. The following factors and uncertainties, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize our strategic objectives by taking advantage of market opportunities in its geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of our current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate its operations or new acquisitions in accordance with its business strategy; (d) the effects of our restructurings and the ability to successfully support our operations; (e) the potential negative reaction by our customers or our shareholders to our reduced size or market capitalization; (f) the ability to recruit and retain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and technologies and manage an increasingly broad range of businesses; (i) negotiations of claims with, and reduced importance of, certain of its shareholders and existing operations; (j) the ceasing of funding to certain business units who do not meet stated objectives and the consequent related ramifications thereof; (k) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software; (l) increased global competition; (m) manage regulatory and litigation risks; (n) the ability to rationalize its operations in a cost effective manner, particularly as related to certain subsidiaries and employees; (o) technological changes and developments; (p) general risks of the Internet, marketing and software sectors; and (q) the uncertain economic and political climate in Asia, the United States and throughout the rest of the world and the potential that such climate may deteriorate further.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings or submissions with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F/A filed on January 20, 2004 and the Form 6-K submitted on February 12, 2004 which contain revised and updated sections of the Form 20-F/A.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel:	(212) 661 2160
Fax:	(973) 591 9976
e-mail:	craig.Celek@us.china.com

chinadotcom corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Year	Year
	Ended	Ended
	Dec 31, 2002	Dec 31, 2003
	(unaudited)	(unaudited)
Revenues
Software and consulting services	15,505	50,699
Advertising and marketing activities	26,682	19,558
Mobile services and applications	—	16,876
Other income	1,821	2,299

	44,008	89,432

Cost of revenues
Software and consulting services	(6,923)	(31,820)
Advertising and marketing activities	(19,999)	(12,966)
Mobile services and applications	—	(2,247)
Other income	(845)	(1,084)

	(27,767)	(48,117)

Gross Margin	16,241	41,315
Gross Margin %	37%	46%
Selling, general and administrative expenses	(26,852)	(33,997)
Depreciation and amortization expenses	(9,882)	(7,182)
Stock compensation expense	(309)	(328)

	(37,043)	(41,507)

Operating loss	(20,802)	(192)
Interest income	23,713	13,440
Interest expense	(2,463)	(1,070)
Gain/(loss) on disposal of available-for-sale securities	(163)	4,599
Gain/(loss) on disposal of subsidiaries and cost investments	(66)	469
Other non-operating gains	508	961
Other non-operating losses	(288)	(153)
Impairment of cost investments and available-for-sale securities	(5,351)	—
Share of income/(losses) in equity investees	682	(115)

Income/(Loss) before income taxes	(4,230)	17,939
Income taxes benefits/(expenses)	(113)	689

Income/(loss) before minority interests	(4,343)	18,628
Minority interests in losses/(income) of consolidated subsidiaries	248	(2,204)

Income/(loss) from continuing operations	(4,095)	16,424
Discontinued operations
Loss from operations	(14,681)	(3,027)
Income from disposals	545	2,127

Net income/(loss)	(18,231)	15,524

Basic earnings/(loss) per share	(0.18)	0.15

Diluted earnings/(loss) per share	(0.18)	0.15

Weighted average number of ordinary shares, basic	102,269,735	100,532,594

Weighted average number of ordinary shares, diluted	102,269,735	103,199,421

chinadotcom corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter	Quarter
	Ended	Ended
	Sep 30, 2003	Dec 31, 2003
	(unaudited)	(unaudited)
Revenues
Software and consulting services	13,428	19,270
Advertising and marketing activities	4,662	3,604
Mobile services and applications	5,942	5,878
Other income	394	564

	24,426	29,316

Cost of revenues
Software and consulting services	(8,961)	(10,907)
Advertising and marketing activities	(2,946)	(1,994)
Mobile services and applications	(543)	(1,012)
Other income	(192)	(399)

	(12,642)	(14,312)

Gross Margin	11,784	15,004
Gross Margin %	48%	51%
Selling, general and administrative expenses	(9,305)	(11,343)
Depreciation and amortization expenses	(708)	(2,986)
Stock compensation expense	(49)	(175)

	(10,062)	(14,504)

Operating income	1,722	500
Interest income	3,228	2,876
Interest expense	(278)	(519)
Gain on disposal of available-for-sale securities	879	716
Gain on disposal of subsidiaries and cost investments	350	6
Other non-operating gains	998	503
Other non-operating losses	—	(37)
Share of income/(losses) in equity investees	84	(210)

Income before income taxes	6,983	3,835
Income taxes benefits	401	779

Income before minority interests	7,384	4,614
Minority interests in income of consolidated subsidiaries	(1,014)	(483)

Income from continuing operations	6,370	4,131
Discontinued operations
Loss from operations	(12)	(85)
Loss from disposals	(268)	—

Net income	6,090	4,046

Basic earnings per share	0.06	0.04

Diluted earnings per share	0.06	0.04

Weighted average number of ordinary shares, basic	101,265,249	101,350,257

Weighted average number of ordinary shares, diluted	105,901,663	104,920,749

chinadotcom corporation
Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars)

	December 31,	December 31,
	2002	2003
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	33,153	55,508
Restricted cash	109	238
Accounts receivable	15,030	16,562
Deposits, prepayments and other receivables	8,363	10,425
Available-for-sale debt securities	300,056	262,745
Restricted debt securities	139,255	19,213
Deferred tax assets	—	240
Amount due to related parties	—	36

Total current assets	495,966	364,967
Property, plant and equipment, net	9,375	7,210
Available-for-sale equity securities	2,050	590
Available-for-sale debt securities	20,000	19,400
Goodwill	12,016	82,656
Intangible assets	16,980	28,880
Restricted debt securities	11,868	11,896
Investment in equity investees	330	434
Investments under cost method	387	609
Deferred tax assets	—	305
Loan receivables	5,325	27,000
Other assets	6,660	3,336

Total assets	580,957	547,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13,662	7,800
Other payables	12,952	10,310
Purchase consideration payable	—	41,000
Accrued liabilities	9,064	12,295
Short-term bank loans	115,650	15,199
Long-term bank loans, current portion	149	171
Deferred revenue	2,693	9,357
Taxation	636	656
Amount due to related parties	684	—

Total current liabilities	155,490	96,788
Long-term bank loans, net of current portion	11,585	11,456
Deferred tax liabilities	—	1,618
Minority interests	36,182	46,975
Shareholders’ equity:
Share capital	25	25
Additional paid-in capital	610,340	614,721
Treasury stocks	(238)	(4,067)
Accumulated other comprehensive income	1,990	(1,340)
Accumulated deficits	(234,417)	(218,893)

Total shareholders’ equity	377,700	390,446

Total liabilities and shareholders’ equity	580,957	547,283